UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

830137105

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830137105	13D/A	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,052,139 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,052,139 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 21,467,074 shares of common stock outstanding, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on August 9, 2006.

CUSIP No. 830137105	13D/A	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,052,139 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,052,139 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D/A	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,052,139 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,052,139 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D/A	Page 5 of 11 pages

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed on October 24, 2005 as amended on November 3, 2005, November 30, 2005, August 11, 2006 and August 15, 2006 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Sizeler Property Investors, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 830137105	13D/A	Page 6 of 11 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $12,829,338.71. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC and GPC LXV, LLC owned beneficially 136,590; 478,629; 113,007; 9,449; 75,955; 206,472; 0 and 32,037 Shares, respectively, representing approximately 0.6%; 2.2%; 0.5%; 0.05%; 0.4%; 1.0%; 0% and 0.2%, respectively, of the shares of common stock par value $0.0001, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 1,052,139 Shares, constituting 4.9% of the 21,467,074 shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in its capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,052,139 Shares, constituting 4.9% of the 21,467,074 shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in its capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,052,139 Shares, constituting 4.9% of the 21,467,074 shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit F attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) The reporting persons ceased to be the beneficial owners of more than five percent of the class of securities on August 22, 2006.

CUSIP No. 830137105	13D/A	Page 7 of 11 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.*

Exhibit B	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 3, 2005.**

Exhibit C	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 29, 2005.***

Exhibit D	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated August 10, 2006.****

Exhibit E	Press Release, dated August 10, 2006.****

Exhibit F	Letter to Board of Directors of Sizeler Property Investors, dated August 14, 2006.*****

Exhibit G	Press Release, dated August 14, 2006.*****

Exhibit H	Schedule of Transactions in Shares of the Issuer.

Exhibit I	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on October 24, 2005.
**	Previously filed with the Schedule 13D/A on November 3, 2005.
***	Previously filed with the Schedule 13D/A on November 30, 2005.
****	Previously filed with the Schedule 13D/A on August 11, 2006.
*****	Previously filed with the Schedule 13D/A on August 15, 2006.

CUSIP No. 830137105	13D/A	Page 8 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: August 24, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 830137105	13D/A	Page 9 of 11 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.*

Exhibit B	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 3, 2005.**

Exhibit C	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 29, 2005.***

Exhibit D	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated August 10, 2006.****

Exhibit E	Press Release, dated August 10, 2006.****

Exhibit F	Letter to Board of Directors of Sizeler Property Investors, dated August 14, 2006.*****

Exhibit G	Press Release, dated August 14, 2006.*****

Exhibit H	Schedule of Transactions in Shares of the Issuer.

Exhibit I	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on October 24, 2005.
**	Previously filed with the Schedule 13D/A on November 3, 2005.
***	Previously filed with the Schedule 13D/A on November 30, 2005.
****	Previously filed with the Schedule 13D/A on August 11, 2006.
*****	Previously filed with the Schedule 13D/A on August 15, 2006.

CUSIP No. 830137105	13D/A	Page 10 of 11 pages

Exhibit H

	Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/11/2006	(1,200.00)	10.295
08/22/2006	(29,700.00)	14.826
08/22/2006	(31,690.00)	14.826
08/22/2006	(12,965.00)	14.850

	Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/05/2006	(48,400.00)	15.800
07/06/2006	(62,700.00)	15.800
07/07/2006	(2,700.00)	15.818
07/11/2006	(4,700.00)	15.830
07/12/2006	(6,800.00)	15.797
07/13/2006	(46,517.00)	14.980
07/19/2006	(21,003.00)	15.408
07/21/2006	(40,822.00)	15.280
07/27/2006	800.00	15.769
07/31/2006	2,003.00	15.935
07/31/2006	7,100.00	15.972
08/22/2006	(9,500.00)	14.816
08/22/2006	(87,500.00)	14.830
08/22/2006	(93,517.00)	14.830
08/22/2006	(199,947.00)	14.850

	Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/06/2006	(30,200.00)	15.800
07/12/2006	(7,600.00)	15.797
07/13/2006	(53,483.00)	14.980
07/21/2006	(59,178.00)	15.280
07/27/2006	4,800.00	15.769
07/31/2006	2,997.00	15.935
08/22/2006	(18,000.00)	14.816
08/22/2006	(92,906.00)	14.834
08/22/2006	(99,588.00)	14.834
08/22/2006	(20,284.00)	14.850

	Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/05/2006	(5,900.00)	15.800
07/11/2006	(5,200.00)	15.830
08/22/2006	(2,400.00)	14.816

	Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/13/2006	50,552.00	15.020
07/18/2006	4,400.00	14.819
07/26/2006	7,500.00	15.515
08/03/2006	(6,200.00)	15.450
08/04/2006	(6,114.00)	15.512
08/07/2006	(7,400.00)	15.379
08/22/2006	(52,128.00)	14.850

	Silvercrest Real Estate Fund

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/11/2006	(600.00)	15.830
08/22/2006	(1,100.00)	14.816
08/22/2006	(1,669.00)	14.842
08/22/2006	(1,683.00)	14.842
08/22/2006	(13,360.00)	14.850

	Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
06/26/2006	8,100.00	14.513
06/27/2006	15,900.00	15.038
06/28/2006	4,200.00	15.047
07/03/2006	200.00	15.630
07/13/2006	49,448.00	15.020
07/18/2006	5,700.00	14.819
07/26/2006	14,100.00	15.515
08/03/2006	(6,400.00)	15.450
08/04/2006	(6,286.00)	15.512

	GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/20/2006	5,800.00	15.450
07/21/2006	1,700.00	15.170
07/21/2006	100,000.00	15.320
07/27/2006	8,600.00	15.769
08/22/2006	(1,100.00)	14.816
08/22/2006	(21,900.00)	14.826
08/22/2006	(23,522.00)	14.826
08/22/2006	(37,541.00)	14.850

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.